UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2005

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


       Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [_]                   No   [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)


Date:    July 26, 2005                        By: /s/ Karen L. Dunfee
                                                  ------------------------
                                                  Karen L. Dunfee
                                                  Corporate Secretary

  Teck Cominco Limited/600-200 Burrard Street/Vancouver, B.C./Canada V6C 3L9/
                    Tel: (604) 687-1117/Fax: (604) 687-6100


        NEWS                                                   [GRAPHIC OMITTED]
      RELEASE                                               [LOGO - TECKCOMINCO]
                                        ----------------------------------------
                                           FOR IMMEDIATE RELEASE - jULY 25, 2005
                                                                        05-16-TC


2Q  RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2005

================================================================================

                              TECK COMINCO REPORTS
                  SECOND QUARTER NET EARNINGS OF $225 MILLION,
                         UP FROM $116 MILLION A YEAR AGO

Don Lindsay, President and CEO said, "The second quarter results represent the company's strongest second quarter ever, despite unusually low seasonal sales from the Red Dog mine. Higher copper, molybdenum and coal prices helped generate a record operating profit of $417 million."


HIGHLIGHTS AND SIGNIFICANT ITEMS

     o Unaudited net earnings were $225 million or $1.11 per share in the second quarter, compared with $116 million or $0.60 per share in the second quarter of 2004. The higher earnings were due mainly to higher copper, molybdenum and coal prices.

     o Cash flow from operations before changes to non-cash working capital items was $332 million in the second quarter, up from $231 million in the second quarter of 2004.

     o Elk Valley Coal commenced shipments at the higher 2005 coal year prices during the second quarter. The company's share of operating profit from Elk Valley Coal was $131 million in the second quarter compared with $39 million a year ago.

     o The 1.0 million tonne annual production increase at the Fording River mine is expected to be completed in the third quarter of 2005, while the development of the Cheviot pit at Cardinal River to produce 2.8 million tonnes of coal per year is expected to be completed in the fourth quarter.

     o The Pogo gold mine in Alaska is scheduled for production start-up in the first quarter of 2006.

     o The company doubled its semi-annual dividend to $0.40 per share and paid $81 million in dividends in June.

     o At June 30, 2005, the company had a cash balance of $1.3 billion against long-term debt of $632 million. Cash balances increased by $179 million in the second quarter.

     o On July 19, 2005 Trail operations were shut down due to a strike by its unionized employees and the company declared force majeure to its Trail customers.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
POSITION AND RESULTS OF OPERATIONS

THIS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF TECK COMINCO LIMITED IS PREPARED AS AT JULY 25, 2005, AND SHOULD BE READ IN CONJUNCTION WITH THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF TECK COMINCO LIMITED AND THE NOTES THERETO FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2005 AND WITH THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF TECK COMINCO LIMITED AND THE NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2004. IN THIS DISCUSSION, UNLESS THE CONTEXT OTHERWISE DICTATES, A REFERENCE TO TECK COMINCO OR THE COMPANY REFERS TO TECK COMINCO LIMITED AND ITS SUBSIDIARIES INCLUDING TECK COMINCO METALS LTD. AND A REFERENCE TO TECK COMINCO METALS REFERS TO TECK COMINCO METALS LTD. AND ITS SUBSIDIARIES. ADDITIONAL INFORMATION RELATING TO THE COMPANY, INCLUDING THE COMPANY'S ANNUAL INFORMATION FORM, IS AVAILABLE ON SEDAR AT WWW.SEDAR.COM.


EARNINGS

Unaudited net earnings in the second quarter were $225 million or $1.11 per share compared with net earnings of $116 million or $0.60 per share in the second quarter of 2004.

The higher net earnings in the quarter were mainly the result of higher prices for copper, molybdenum and coal. The average realized price for copper, including settlement adjustments, was US$1.54 per pound in the quarter, up from US$1.10 per pound in the second quarter of 2004. Molybdenum prices averaged US$33 per pound compared with US$15 per pound a year earlier and contributed significantly to operating profits at Highland Valley Copper and Antamina. Higher copper sales volumes, which were 17% higher compared with the second quarter in 2004, also contributed to the higher operating profits. Realized coal prices averaged US$94 per tonne in the second quarter of 2005 compared with US$51 per tonne a year earlier while sales volumes remained similar. A lower realized Canadian/U.S. dollar exchange rate of $1.26 in the second quarter compared with $1.38 a year ago partially offset the higher commodity prices.

Net earnings for the six months ended June 30, 2005 were $430 million, more than doubling net earnings of $212 million in the same period last year primarily as a result of higher commodity prices.

Operating profit was a record $417 million in the second quarter, up from $221 million in the same period in 2004. Positive settlement adjustments of $6 million were recorded in the second quarter compared with negative settlement adjustments of $18 million a year ago. Operating profit increased significantly at Highland Valley Copper, Antamina and Elk Valley Coal mainly as a result of higher commodity prices. Lower molybdenum production at Highland Valley Copper compared to a year ago was partially offset by production increases at the Antamina mine.

Second quarter operating profit of $417 million was a significant increase over the $329 million recorded in the first quarter of 2005. This was primarily a result of the higher coal prices realized by Elk Valley Coal, with approximately 55% of the second quarter sales sold at significantly higher 2005 coal year prices.

With a larger proportion of earnings generated by Highland Valley Copper and Elk Valley Coal, and lower earnings from Red Dog, the composite tax rate of 42% in the second quarter increased significantly from 36% in the first quarter, reflecting the higher combined income and mining tax rate on earnings in Canada.


2    Teck Cominco Limited 2005 Second Quarter Report

Comparative figures have been restated to account for the Cajamarquilla zinc refinery, which was sold in December 2004, as a discontinued operation.

CASH FLOW

Cash flow from operations, before changes to non-cash working capital items, was $332 million in the second quarter, up from $231 million in the second quarter of 2004.

Cash flow from operations, before changes to non-cash working capital items, was $618 million in the first half of the year compared with $411 million a year ago.

REVENUES

Revenues are affected by sales volumes, commodity prices and currency exchange rates. Comparative data for production and sales as well as revenues are presented in the tables on pages 4 and 5. Realized commodity prices and the realized Canadian exchange rate are presented in the table below.

Revenues from operations were $994 million in the second quarter of 2005 compared with $777 million in the same period a year ago. The increase over 2004 was due mainly to higher prices for copper, molybdenum and coal.

REALIZED METAL PRICES AND EXCHANGE RATE
(INCLUDING THE EFFECT OF HEDGING AND SETTLEMENT ADJUSTMENTS ON PRIOR PERIOD SALES)

                                                            Second Quarter                      Year to Date
                                                  -------------------------------    -------------------------------
                                                      2005      2004   % Change         2005      2004     % Change
ZINC (US$/pound)                                      0.55      0.46      +20%          0.59      0.48        +23%
COPPER (US$/pound)                                    1.54      1.10      +40%          1.54      1.26        +22%
LEAD (US$/pound)                                      0.45      0.37      +22%          0.45      0.38        +18%
MOLYBDENUM (US$/pound)                                  33        15     +120%            31        13       +138%
GOLD (US$/ounce)                                       431       389      +11%           430       398         +8%
COAL (US$/tonne)                                        94        51      +84%            79        48        +65%
CANADIAN/U.S. EXCHANGE RATE (US$1 = Cdn$)             1.26      1.38       -9%          1.26      1.36         -7%




3    Teck Cominco Limited 2005 Second Quarter Report

PRODUCTION AND SALES (NOTE 1)
                                                      PRODUCTION                               SALES
                                           ----------------------------------   ------------------------------------
                                             SECOND QUARTER   YEAR TO DATE         SECOND QUARTER      YEAR TO DATE
                                             2005     2004     2005     2004       2005      2004      2005     2004
--------------------------------------------------------------------------------------------------------------------
TRAIL METAL OPERATIONS

   REFINED ZINC - Thousand tonnes              72       72      143      141         68        69       136      140

   REFINED LEAD - Thousand tonnes              21       22       42       38         19        20        39       38

   POWER - GW.h                                 -        -        -        -        301       314       495      548

MINE OPERATIONS (Note 2)

   ZINC - Thousand tonnes
     Red Dog                                  135      139      271      269         52        96       161      228
     Antamina                                  12       12       26       27         11        16        26       27
     Pend Oreille                              13        -       23        -         13         -        23        -
     Louvicourt                                 2        2        3        3          2         1         3        2
     ---------------------------------------------------------------------------------------------------------------
                                              162      153      323      299         78       113       213      257

   COPPER - Thousand tonnes
     Highland Valley Copper (Note 3)           41       40       79       70         48        41        94       74
     Antamina                                  20       21       41       38         20        18        41       32
     Louvicourt                                 2        1        4        4          2         1         4        4
     ---------------------------------------------------------------------------------------------------------------
                                               63       62      124      112         70        60       139      110

   LEAD - Thousand tonnes
     Red Dog                                   23       25       44       52          -         2         2        5
     Pend Oreille                               2        -        3        -          2         -         3        -
     ---------------------------------------------------------------------------------------------------------------
                                               25       25       47       52          2         2         5        5

   MOLYBDENUM - Thousand pounds
     Highland Valley Copper (Note 3)        1,631    2,866    3,596    4,932      1,790     2,395     3,633    3,887
     Antamina                                 723      353    1,357      473        863       169     1,733      231
     ---------------------------------------------------------------------------------------------------------------
                                            2,354    3,219             5,405      2,653     2,564     5,366    4,118
                                                              4,953

   GOLD - Thousand ounces
     Hemlo                                     59       66      121      127         56        65       121      129
     Other                                      4        3        8        6          4         4         8        7
     ---------------------------------------------------------------------------------------------------------------
                                               63       69      129      133         60        69       129      136

   COAL - Thousand tonnes
     Elk Valley Coal (Note 4)               2,673    2,528   5,200    4,635       2,487     2,591     4,647   4,551

Notes:

(1)  The table presents the company's share of production and sales volumes.
(2) Production and sales volumes of base metal mines refer to metals contained in concentrate.
(3) The company owns 97.5% of Highland Valley Copper since March 1, 2004 and 63.9% prior to that date.
(4) Results of the Elk Valley Coal Partnership represent the company's 39% direct interest in the Partnership commencing April 1, 2005, 38% from April 1, 2004 to March 31, 2005 and 35% prior to that date.


4    Teck Cominco Limited 2005 Second Quarter Report

OPERATING PROFIT, REVENUES AND DEPRECIATION

QUARTER ENDED JUNE 30
                                              OPERATING                                          DEPRECIATION
($ IN MILLIONS)                            PROFIT (Note 1)               REVENUES              AND AMORTIZATION
                                         --------------------       --------------------     ----------------------
                                           SECOND QUARTER              SECOND QUARTER            SECOND QUARTER
                                             2005     2004              2005      2004            2005      2004
-------------------------------------------------------------------------------------------------------------------
ZINC
   Trail (including power sales)             $ 42     $ 47              $265      $260            $ 11      $ 13
   Red Dog                                      9       10                38        69               7        13
   Pend Oreille                                 -        -                15         -               5         -
   Inter-segment sales and other               (1)       2               (43)      (19)              1         -
   ----------------------------------------------------------------------------------------------------------------
                                               50       59               275       310              24        26

COPPER
   Highland Valley Copper (Note 2)            145       79               260       178              17        14
   Antamina                                    83       31               117        67              10        10
   Louvicourt                                   6        3                10         8               1         2
   ----------------------------------------------------------------------------------------------------------------
                                              234      113               387       253              28        26

GOLD
   Hemlo                                        2       10                31        37               5         6

COAL
   Elk Valley Coal (Note 3)                   131       39               301       177               7         8
-------------------------------------------------------------------------------------------------------------------
TOTAL                                        $417     $221              $994      $777            $ 64      $ 66
===================================================================================================================

SIX MONTHS ENDED JUNE 30
                                              OPERATING                                          DEPRECIATION
($ IN MILLIONS)                            PROFIT (Note 1)               REVENUES              AND AMORTIZATION
                                         --------------------       --------------------     ----------------------
                                             YEAR TO DATE               YEAR TO DATE              YEAR TO DATE
                                             2005     2004              2005      2004            2005      2004
-------------------------------------------------------------------------------------------------------------------
ZINC
   Trail (including power sales)            $  67    $  62            $  534    $  483           $  22     $  24
   Red Dog                                     52       48               139       178              18        26
   Pend Oreille                                (1)       -                26         -               9         -
   Inter-segment sales and other                -        1               (70)      (46)              1         -
   ----------------------------------------------------------------------------------------------------------------
                                              118      111               629       615              50        50

COPPER
   Highland Valley Copper (Note 2)            279      144               498       313              34        24
   Antamina                                   162       66               233       129              19        20
   Louvicourt                                  11        7                20        18               3         4
   ----------------------------------------------------------------------------------------------------------------
                                              452      217               751       460              56        48

GOLD
   Hemlo                                        5       18                65        74              11        10

COAL
   Elk Valley Coal (Note 3)                   171       54               477       303              15        16
-------------------------------------------------------------------------------------------------------------------
TOTAL                                        $746     $400            $1,922    $1,452            $132      $124
===================================================================================================================

Notes:

(1)  Depreciation and amortization are deducted in calculating operating profit.
(2) Highland Valley Copper results were consolidated commencing March 1, 2004, with a minority interest provision of 2.5%. Prior to March 1, 2004, the company had proportionately consolidated 63.9% of Highland Valley Copper.
(3) Results of the Elk Valley Coal Partnership represent the company's 39% direct interest in the Partnership commencing April 1, 2005, 38% from April 1, 2004 to March 31, 2005 and 35% prior to that date.


5    Teck Cominco Limited 2005 Second Quarter Report

OPERATIONS

TRAIL SMELTER AND REFINERIES (100%)

                                                       Three months ended June 30          Six months ended June 30
                                                     -------------------------------    --------------------------------
     100%                                                    2005             2004              2005               2004
     Zinc production (000's tonnes)                          71.4             71.3             142.8              140.5
     Lead production (000's tonnes)                          20.9             21.6              42.4               38.0
     Zinc sales (000's tonnes)                               68.0             69.2             136.5              140.0
     Lead sales (000's tonnes)                               18.2             20.4              38.6               38.2
     Surplus power sold (GW.h)                                301              314               495                548
     Power price (US$/megawatt hr)                             46               39                49                 41
     Operating profit ($ millions)
          - Metal operations                                   31               35                48                 41
          - Power sales                                        11               12                19                 21

Refined zinc production of 71,400 tonnes in the second quarter was unchanged from the second quarter of last year. Refined lead production of 20,900 tonnes was slightly lower than 21,600 tonnes in the second quarter of 2004. After the maintenance shutdown in the first quarter, the Kivcet smelter resumed normal operations on April 8, 2005 and subsequent lead bullion production has been strong and exceeded design capacity by 16% in June.

Trail performed well in the second quarter, benefiting from higher prices for all its products, partially offset by a stronger Canadian dollar. The operating profit in the second quarter of 2004 included $7 million related to business interruption claims in respect of an explosion in the Kivcet furnace in the first quarter of 2004. Metal operations have continued to benefit from higher specialty metals production and prices, especially from indium which contributed an additional operating profit of $5 million compared with the second quarter of 2004.

Operating profit from power sales in the second quarter of $11 million was similar to a year ago. Higher power prices were mainly offset by a stronger Canadian dollar and lower sales volumes due to timing of the power sales.

On July 19, 2005 the unionized workers at Trail went on strike after negotiations broke off and a 72-hour strike notice was issued. Force majeure was declared by the company on all metal and chemical products sales and deliveries will continue until inventories are depleted. Essential services will be maintained including the operation and maintenance of environmental equipment and environmental monitoring. The reduction in operating profit from the shutdown of operations is expected to be partially offset by increased power sales.

RED DOG (100%)
                                                        Three months ended June 30         Six months ended June 30
                                                      -----------------------------    --------------------------------
     100%                                                    2005             2004             2005               2004
     Tonnes mined (000's)                                   1,583            1,552            3,167              3,102
     Tonnes milled (000's)                                    741              728            1,452              1,398
     Zinc grade (%)                                          21.7             22.3             21.9               22.6
     Lead grade (%)                                           5.5              5.6              5.1                5.9
     Zinc recovery (%)                                       83.8             85.2             85.2               85.3
     Lead recovery (%)                                       58.5             62.1             59.8               63.2
     Zinc production (000's tonnes)                         134.4            138.8            270.8              269.2
     Lead production (000's tonnes)                          23.7             25.6             44.4               52.1
     Zinc sales (000's tonnes)                               52.0             96.3            160.7              227.9
     Lead sales (000's tonnes)                                  -              1.8              1.8                5.2
     Operating profit ($ millions)                              9               10               52                 48


6    Teck Cominco Limited 2005 Second Quarter Report

Mill throughput of 741,000 tonnes was slightly higher compared with the second quarter of 2004, but was approximately 6% below plan levels due to high organic carbon and silica in the ore which restricted throughput and negatively impacted recoveries. In the second quarter of 2004, throughput was adversely affected by scaling of the process and tailing's lines. Zinc production of 134,400 tonnes in the second quarter was 3% lower than the same period last year due mainly to lower ore grades and mill recoveries.

Zinc sales in the second quarter were approximately one-half of the volumes sold in the second quarter of 2004, as customers took early delivery of concentrates in previous quarters. The realized zinc price in the quarter, after negative settlement adjustments of $5 million, was US$0.52 per pound compared with US$0.46 per pound in the second quarter of 2004. The higher zinc price offset the lower sales volumes and resulted in operating profits of $9 million in the second quarter compared with $10 million in the same period last year.

At June 30, 2005 zinc in concentrate available for sale, excluding production inventory at site, was 14,000 tonnes compared with 19,000 tonnes a year ago. The 2005 shipping season commenced on July 4, 2005, with planned shipments of 1.0 million tonnes of zinc concentrate and 190,000 tonnes of lead concentrate, compared with 1,026,000 tonnes and 216,000 tonnes respectively in 2004.

ANTAMINA (22.5%)

                                                        Three months ended June 30        Six months ended June 30
                                                      -----------------------------    --------------------------------
     100%                                                    2005            2004             2005                2004
     Tonnes milled (000's)                                  7,557            8,205          14,629              15,159
     Copper grade (%)                                         1.4              1.4             1.4                 1.3
     Zinc grade (%)                                           1.1              1.0             1.1                 1.2
     Copper recovery (%)                                     88.7             86.0            89.4                85.1
     Zinc recovery (%)                                       82.8             73.7            83.8                73.2
     Copper production (000's tonnes)                        91.8             91.8           183.7               167.5
     Zinc production (000's tonnes)                          54.2             54.2           114.0               120.8
     Molybdenum production (000's pounds)                   3,213            1,573           6,030               2,104
     Copper sales (000's tonnes)                             88.3             81.3           180.6               143.5
     Zinc sales (000's tonnes)                               52.7             69.7           116.6               119.3
     Molybdenum sales (000's pounds)                        3,833              749           7,700               1,027
     Company's share of operating profit
     ($ millions)                                              83               31             162                  66

Mill throughput in the second quarter was lower than a year ago due mainly to the ore mix and unscheduled shutdowns caused by obstructions in the SAG mill feed chute. Copper-only ores accounted for 67% of mill throughput, similar to the same period last year. Higher recovery rates and a drawdown of in-process inventories resulted in copper and zinc production in the second quarter being similar to a year ago. Molybdenum production in the second quarter doubled from a year ago, due mainly to significantly improved recovery rates. The average molybdenum sale price was US$26 per pound in the second quarter, up from US$24 per pound in the first quarter and compared with US$11 per pound in the second quarter of 2004. Molybdenum production is estimated to be approximately 12 million pounds in the year on a 100% basis.

The company's 22.5% share of operating profit of $83 million in the second quarter was significantly higher than a year ago, due to higher sales volumes as well as higher prices for both copper and molybdenum.

The information from additional diamond drilling completed in 2004 is being analyzed and the design of the pit is being modified to accommodate this new information. A new reserve estimate is expected to be completed in the third quarter. Results to date indicate that while it is expected there will be some reclassification from proven to probable reserves due to a change in drill spacing criteria, there will be no material change to total reserves.


7    Teck Cominco Limited 2005 Second Quarter Report

HIGHLAND VALLEY COPPER (97.5%)*
                                                       Three months ended June 30         Six months ended June 30
                                                      -----------------------------    --------------------------------
     100%                                                    2005             2004            2005                2004
     Tonnes mined (000's)                                  17,028           17,094          31,139              32,485
     Tonnes milled (000's)                                 12,625           12,784          24,060              25,004
     Copper grade (%)                                        0.38             0.37            0.38                0.37
     Copper recovery (%)                                    88.14            86.91           88.27               85.80
     Copper production (000's tonnes)                        42.5             41.3            81.1                79.9
     Copper sales (000's tonnes)                             49.1             42.3            96.0                87.8
     Molybdenum production (000's pounds)                   1,673            2,939           3,689               5,675
     Molybdenum sales (000's pounds)                        1,836            2,457           3,726               4,359
     Company's share of operating profit ($ millions)*        145               79             279                 144

     * The company had proportionately consolidated 63.9% of Highland Valley Copper (HVC) results up to February 29, 2004. Upon the acquisition of the additional 33.6% interest of HVC on March 1, 2004, the company began to consolidate 100% of HVC with a 2.5% provision for minority interests.

Copper production of 42,500 tonnes was slightly higher than a year ago due mainly to higher ore grades and recoveries. Molybdenum production was 1.7 million pounds compared with 2.9 million pounds in the second quarter of 2004 as a greater proportion of ore from the Lornex pit with higher molybdenum grades was mined a year ago. Molybdenum production for the year is expected to exceed
6.0 million pounds, up from planned production level of 5.0 million pounds.

Operating profit was $145 million in the second quarter compared with $79 million in the same period last year due in part to significantly higher copper and molybdenum prices. Copper sales volumes were 16% higher than a year ago due to timing of shipments. As a result of rising prices, positive settlement adjustments were $7 million in the second quarter compared with $6 million of negative settlement adjustments last year. Molybdenum sales contributed $78 million to revenue compared with $50 million a year ago despite sales volumes being 25% lower than the second quarter last year. The realized molybdenum price for the mine was US$36 per pound in the second quarter compared with US$15 per pound in 2004.

The mine is making good progress to resolve the geotechnical issues on the push back and expansion of the Valley pit to extend the mine life by approximately five years to 2013. Preparation work has commenced on the installation of the first phase of a dewatering program. Subject to the resolution of the geotechnical issues, a decision on the extension is expected to be made in late 2005 or early 2006.

HEMLO GOLD MINES (50%)
                                                       Three months ended June 30         Six months ended June 30
                                                      -----------------------------    --------------------------------
     100%                                                    2005             2004            2005                2004
     Tonnes milled (000's)                                    890              935           1,784               1,800
     Grade (g/tonne)                                          4.3              4.7             4.5                 4.7
     Mill recovery (%)                                       94.0             94.5            93.9                94.3
     Production (000's ozs)                                 116.3            132.7           241.0               255.0
     Sales (000's ozs)                                      113.2            130.7           241.6               258.2
     Cash operating cost per ounce (US$)                      318              239             317                 261
     Company's share of operating profit
     ($ millions)                                               2               10               5                  18

Gold production decreased by 12% to 116,300 ounces in the second quarter compared with 2004 due mainly to lower grades and throughput from the Williams mine. The average gold price realized in the second quarter was US$431 per ounce compared with US$389 a year ago but the higher prices were offset by a weaker U.S. dollar and reduced hedging gains compared with the second quarter of 2004.

Cash operating costs were $394 (US$318) per ounce in the second quarter compared with $325 (US$239) per ounce a year ago due to the effect of the lower production and higher mining costs.


8    Teck Cominco Limited 2005 Second Quarter Report

ELK VALLEY COAL PARTNERSHIP (39%)
                                                       Three months ended June 30          Six months ended June 30
                                                      -----------------------------     -------------------------------
     100%                                                    2005             2004              2005              2004
     Coal production (000's tonnes)                         6,852            6,652            13,503            12,671
     Coal sales (000's tonnes)                              6,379            6,819            12,062            12,419
     Average sale price (US$/tonne)                            94               51                79                48
     Average sale price (Cdn$/tonne)                          121               73               103                69
     Operating expenses (Cdn$/tonne)
        Cost of product sold                                   28               25                28                25
        Transportation                                         38               29                34                28
     Company's share of operating profit ($ millions)         131               39               171                54

     Note:
         Results from Elk Valley Coal Partnership represent the company's 39% direct interest from April 1, 2005, 38% from April 1, 2004 to March 31, 2005 and 35% prior to that date. The company holds an additional 5.3% indirect ownership interest through its investment in the Fording Canadian Coal Trust for a combined 44.3% effective interest since April 1, 2005.

Coal production was 3% higher in the second quarter and 7% higher in the first half of the year compared with a year ago. Coal production was lower than expected due to delays in delivery of mining equipment at Cardinal River. Despite the delay in production expansion at Cardinal River, Elk Valley Coal still plans to increase annualized production capacity from existing operations to 28 million tonnes by the end of 2005 and to 30 million tonnes by the end of 2007.

Sales volumes decreased by 440,000 tonnes to 6.4 million tonnes in the second quarter compared with 2004 due mainly to rail capacity constraints and scheduling of vessel arrivals to build appropriate volumes and product mixes at the ports. Sales in the second half of the year are targeted to be approximately 15 million tonnes which will be dependent upon available rail and port capacity and customers taking delivery on a timely basis.

The average coal price was US$94 per tonne in the second quarter, representing a US$43 per tonne increase from a year ago as Elk Valley Coal began shipping coal at substantially higher prices during the first quarter of the new coal year which commenced in April. Transportation costs increased to $38 per tonne in the second quarter from $29 per tonne a year ago due in part to higher rail rates pertaining to the new contract with CP Rail, and port rates which increased with the higher coal prices. The company's share of operating profit of $131 million in the second quarter was up significantly from $39 million in 2004 as approximately 55% of sales were sold at higher 2005 coal year prices.

As a result of an agreement with Fording Canadian Coal Trust reached in July 2004 to adjust partnership interests pertaining to realized synergies, the company's direct interest in Elk Valley Coal increased by 1% to 39% commencing April 1, 2005. The final adjustment increasing the company's direct interest to 40% will take place on April 1, 2006.

Elk Valley Coal is expected to finalize an agreement in the third quarter with POSCO and Nippon Steel Corporation that would provide for ten-year sales contracts and the acquisition of a 5% interest in the Elkview mine by the two companies (2.5% for each company) for US$50 million. Elkview's annual production capacity is planned to be increased from six to seven million tonnes of coal by the end of 2007.

A new five-year collective agreement at the Coal Mountain operations was settled in May. The collective agreements at Line Creek expired at the end of May and negotiations are ongoing. Elkview's collective agreement expires at the end of October 2005.


9    Teck Cominco Limited 2005 Second Quarter Report

Elk Valley Coal has given notice as provided for under the Elkview contract with Westshore Terminals, requesting a review of rates effective April 1, 2005 to the end of the contract in 2010. Discussions with Westshore are ongoing. Failing agreement on revised rates, Elk Valley Coal may apply to have an arbitrator determine how the rates should be revised to be consistent with the original intention of the parties.

COSTS AND EXPENSES

Interest expense of $13 million in the second quarter of 2005 was reduced from $16 million in the previous year mainly as a result of the conversion and redemption of the company's convertible debenture of $202 million in October 2004.

Administration expense was $2 million higher in the second quarter compared with a year ago, primarily due to an increase in stock-based compensation expense.

Significant items included in other income of $19 million in the second quarter were $11 million of investment income from the company's holding of Fording Canadian Coal Trust units and $13 million in gains on sale of investments.

Income and resource tax expense of $161 million in the second quarter represents a 42% composite tax rate for the company's income from various jurisdictions. This composite tax rate was higher than the Canadian statutory income tax rate of 36% due mainly to provincial mineral taxes in Canada. The second quarter tax rate was higher than the tax rate of 39% in the second quarter of 2004 and the 36% rate in the first quarter of 2005 as a smaller proportion of income in the current quarter was earned in lower tax rate jurisdictions and a greater proportion of income was earned in Canada and subject to mining taxes.

FINANCIAL POSITION AND LIQUIDITY

Cash flow from operations, before changes to non-cash working capital items, was $332 million in the second quarter compared with $231 million a year ago due mainly to higher operating profits. Cash flow from operations after changes in non-cash working capital items was $307 million compared with $261 million in the previous year.

Capital expenditures in the second quarter were $73 million compared with $50 million in the second quarter of 2004, and included $44 million of sustaining capital expenditures and $29 million of development expenditures. Development expenditures comprised $15 million for the Pogo gold project, the company's share of development expenditures of $5 million at Cheviot Creek and $9 million at Fording River.

On April 27, 2005 the company announced an increase in its semi-annual dividend from $0.20 per share to $0.40 per share which resulted in dividend payments of $81 million on June 30, 2005. This follows an increase of the semi-annual dividend from $0.10 per share to $0.20 per share in November 2004.

At the end of the quarter, the company had a cash balance of $1.3 billion and debt of $632 million excluding the Inco exchangeable debentures. The company also had bank credit facilities aggregating $1.08 billion and unused credit lines under these facilities amounted to $958 million, after issuing letters of credit for $125 million.

CORPORATE DEVELOPMENT

Construction of the Pogo gold mine in Alaska continues to progress on schedule except for underground development work. A construction work force of over 400 is currently working on the site. At the end of June the construction was estimated to be 75% complete. Underground mine pre-production development work is currently about 30% complete. Productivity has been lower than anticipated and progress has also been slowed by poor ground conditions in portions of the access drift areas. As a result, it is anticipated that the overall project completion schedule will be met but that the initial ore feed to the mill


10   Teck Cominco Limited 2005 Second Quarter Report
will be trucked rather than conveyed from underground. Production start-up is expected in the first quarter of 2006 with a phased ramp-up to full production in the first half of 2006. The current estimate of total capital cost for the project is US$321 million. Although there is continued upward pressure on project costs, significant project cost increases from this estimate are not anticipated as US$285 million or 89% of total project costs have been committed.

OUTLOOK

Trail operations were shut down on July 19, 2005 due to a strike by its unionized employees. The company declared force majeure on all Trail metal and chemical products and deliveries will continue until inventories are depleted. The reduction in operating profit from the shutdown of operations is expected to be partially offset by increased power sales.

In July 2005, the Louvicourt copper/zinc mine, in which the company has a 25% ownership interest, closed as ore reserves were depleted. Louvicourt contributed operating profits of $11 million in the six months ended June 30, 2005. At the time of closure, the company's share of estimated closure costs was $2 million.

Sales and profits of the Red Dog mine follow a seasonal pattern, with the highest sales volumes of zinc and most of the lead sales occurring in the last five months of the year following the commencement of the shipping season in July. Red Dog's production for the year is estimated to be 560,000 tonnes of zinc in concentrate and 97,000 tonnes of lead in concentrate, down 3% and 7% respectively from original plan levels.

During the second quarter, Elk Valley Coal commenced shipment of coal priced at the higher 2005 coal year prices. Coal sales for the 2005 coal year, nominally ending on March 31, 2006, are priced at an average of US$122 per tonne. The company's earnings from coal operations for the balance of the year will increase significantly as a result of the higher coal prices. Collective agreements at Line Creek and Elkview are being negotiated in the current year. Failure to reach agreement with the employees could lead to production disruption and lower sales.

Copper, zinc and molybdenum prices have remained strong in the second quarter, but are vulnerable to fluctuations due to changes in global economic conditions. Fluctuations in metal prices will affect the company's earnings, and may result in significant settlement adjustments on outstanding settlements receivable.

Strengthening of the Canadian dollar relative to the U.S. dollar will have a negative impact on the company's earnings as the prices of the company's products are denominated in U.S. dollars and a significant portion of the company's operating costs are Canadian dollar based.

To mitigate the impact of fluctuations in metal prices and the Canadian/U.S. dollar exchange rate, the company has made certain forward sales commitments. The outstanding hedge positions are presented in the notes to the financial statements.

The company's capital expenditures in the second half of 2005 are estimated to be $170 million, with $100 million of sustaining capital expenditures and $70 million of development expenditures. The majority of development expenditures are for the company's share of the Pogo gold project.

CONTINGENCIES

LAKE ROOSEVELT

On November 11, 2004, the District Court for Eastern Washington State denied a motion by Teck Cominco Metals Ltd. (TCML) to dismiss, for want of jurisdiction, a citizen's suit brought by two members of the Colville Confederated Tribes supported by the State of Washington. On February 14, 2005 the Federal Court of Appeals for the 9th Circuit granted TCML's petition for permission to appeal.


11   Teck Cominco Limited 2005 Second Quarter Report

The Colville suit was brought pursuant to Section 310(a)(i) of the U.S. Superfund Statute (CERCLA) to enforce a unilateral administrative order issued by the U.S. Environmental Protection Agency (EPA) purporting to require TCML to conduct a remedial investigation and feasibility study with respect to metal contamination in the sediments of the Upper Columbia River and Lake Roosevelt. The EPA issued the order shortly after breaking off negotiations with the company during which TCML offered to fund human health and ecological studies, at an estimated cost of US$13 million, to address the possible impact of historical discharges from the Trail Metallurgical Operations in British Columbia. Both the Canadian government and the company have the view that the EPA does not have jurisdiction to apply U.S. law in Canada. Teck Cominco has filed its brief with the 9th Circuit and the Government of Canada, the Mining Association of Canada and the Canadian Chamber of Commerce, the US Chamber of Commerce and the US National Mining Association have filed amicus briefs in support of Teck Cominco's position.

The Government of Canada and the Government of the U.S. are continuing to pursue a bilateral agreement to facilitate the studies and appropriate remediation to address environmental concerns about the area. Such an agreement could provide a basis under which TCML's offer of funding for this work could be implemented.

There can be no assurance that the offer to fund the studies will resolve the matter, or that TCML or its affiliates will not be faced with liability in relation to this matter. Until studies of the kind described above are completed, it is not possible to estimate the extent and cost, if any, of remediation that may be required.

COMPETITION INVESTIGATION

Teck Cominco Metals Ltd., as the marketing agent for Highland Valley Copper Partnership (HVC), has responded to an Order issued pursuant to the Competition Act to produce documents relevant to the marketing of custom copper concentrates. The company understands that this is part of an ongoing industry-wide investigation involving major copper concentrate producers commenced in Canada, the U.S. and Europe to determine whether there is evidence of a cartel agreement and related illegal practices concerning pricing, customer allocation and market sharing in the copper concentrate sector. The company has been advised by the United States Department of Justice that it intends to close its investigation. There can be no assurance that the investigation will not result in further regulatory action against the company or HVC in Canada or elsewhere or that the company or HVC will not face prosecution or liability under the Competition Act or otherwise in relation to the investigation. The company can also not predict the course of the ongoing investigation in Canada or Europe or when the investigation will be completed. The company is co-operating in the continuing investigation.

CHANGES IN ACCOUNTING POLICIES

VARIABLE INTEREST ENTITIES

Effective January 1, 2005, the company has adopted the new Accounting Guideline 15 (AcG-15) "Consolidation of Variable Interest Entities". The new standard establishes when a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the variable interest entity's expected losses, or is entitled to receive a majority of the variable interest entity's residual returns, or both. Adoption of this guideline resulted in insignificant changes in certain balance sheet and income statement accounts and no change in earnings or retained earnings.



12   Teck Cominco Limited 2005 Second Quarter Report

FINANCIAL INSTRUMENTS

In the second quarter of 2005, the company's commodity price and foreign exchange hedging activities increased the company's revenue by $17 million. In addition, included in other income and expenses are losses on derivatives and financial instruments totalling $4 million in the quarter, which relate mostly to copper forward sales contracts that do not qualify for hedge accounting treatments. The unrealized market gain on hedging positions, principally foreign exchange contracts, totalled $43 million as at June 30, 2005.

QUARTERLY EARNINGS AND CASH FLOW

($ in millions, except per share data)        2005                     2004                              2003
                                        --------------    -------------------------------    ---------------------------------
                                           Q2      Q1         Q4      Q3      Q2      Q1         Q4       Q3       Q2      Q1
Revenues                                  994     928      1,051     925     777     675        716      545      460     507
Operating profit                          417     329        392     332     221     179        132       62       33      43
Net earnings                              225     205        285     120     116      96        104       16        9       5
Earnings per share                      $1.11   $1.01      $1.42   $0.62   $0.60   $0.51      $0.56    $0.08    $0.04   $0.03
Cash flow from continuing
     operations                           332     286        403     329     231     180        139       79       52      44


OUTSTANDING SHARE DATA

As at July 18, 2005 there were 197,861,226 Class B Subordinate Voting Shares and 4,673,453 Class A Common Shares outstanding. In addition, there were outstanding 3,583,999 director and employee stock options with exercise prices ranging between $6.39 and $45.28 per share. Exchangeable debentures due 2024 are convertible into a total of 11,489,400 Class B Subordinate Voting Shares (equivalent to $9.72 per share). More information on these instruments and the terms of their conversion is set out in note 13 of the company's 2004 year-end financial statements.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This press release contains certain forward-looking statements within the meaning of the UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. These forward-looking statements include estimates, forecasts, and statements as to management's expectations with respect to, among other things, the size and quality of the company's mineral reserves and mineral resources, future trends for the company, progress in development of mineral properties, future production, capital and mine production costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the outcome of legal proceedings involving the company, and the financial results of the company. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary.

Factors that may cause actual results to vary include, but are not limited to, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.


13   Teck Cominco Limited 2005 Second Quarter Report

These risks are described in more detail in the annual information form of the company. The company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

WEBCAST

Teck Cominco will host an Investor Conference Call to discuss its Q2/2005 financial results on Tuesday, July 26, 2005 at 11 AM Eastern/8 AM Pacific time. A live audio webcast of the conference call, together with supporting presentation slides, will be available at the company's website at WWW.TECKCOMINCO.COM. The webcast is also available at WWW.NEWSWIRE.CA and WWW.Q1234.COM. The webcast will be archived at WWW.TECKCOMINCO.COM.





14   Teck Cominco Limited 2005 Second Quarter Report

TECK COMINCO LIMITED
Consolidated Statements of Earnings
(Unaudited)
-----------------------------------------------------------------------------------------------------------------------------
                                                                   THREE MONTHS ENDED                SIX MONTHS ENDED
                                                                        JUNE 30                           JUNE 30
(IN MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA)                   2005              2004            2005             2004
-----------------------------------------------------------------------------------------------------------------------------
REVENUES                                                         $ 994             $ 777         $ 1,922            $1,452
COST OF OPERATIONS                                                (513)             (490)         (1,044)             (928)
DEPRECIATION AND AMORTIZATION                                      (64)              (66)           (132)             (124)
-----------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                                   417               221             746               400

OTHER EXPENSES
     General, administration and marketing                         (19)              (17)            (38)              (34)
     Interest on long-term debt                                    (13)              (16)            (26)              (31)
     Exploration                                                   (14)              (10)            (19)              (16)
     Research and development                                       (4)               (5)             (8)               (7)
     Other income (expense) (Note 4)                                19                12              50                15

-----------------------------------------------------------------------------------------------------------------------------

EARNINGS BEFORE INCOME AND RESOURCE TAXES                          386               185             705               327

PROVISION FOR INCOME AND RESOURCE TAXES                           (161)              (72)           (275)             (120)

-----------------------------------------------------------------------------------------------------------------------------

NET EARNINGS FROM CONTINUING OPERATIONS                            225               113             430               207

NET EARNINGS FROM DISCONTINUED OPERATION                             -                 3               -                 5

-----------------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                     $ 225             $ 116         $   430            $  212
-----------------------------------------------------------------------------------------------------------------------------

BASIC EARNINGS PER SHARE                                          $1.11             $0.60           $2.12            $1.11
BASIC EARNINGS PER SHARE FROM CONTINUING OPERATIONS               $1.11             $0.58           $2.12            $1.08
DILUTED EARNINGS PER SHARE                                        $1.04             $0.56           $1.99            $1.03
DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS             $1.04             $0.54           $1.99            $1.00
WEIGHTED AVERAGE SHARES OUTSTANDING (000'S)                     202,380           192,384         201,994          189,732

SHARES OUTSTANDING AT END OF PERIOD (000'S)                     202,535           192,545         202,535          192,545



15   Teck Cominco Limited 2005 Second Quarter Report

TECK COMINCO LIMITED
Consolidated Statements of Cash Flow
(Unaudited)
-----------------------------------------------------------------------------------------------------------------------------
                                                                    THREE MONTHS ENDED                 SIX MONTHS ENDED
                                                                          JUNE 30                          JUNE 30
(IN MILLIONS OF DOLLARS)                                             2005           2004               2005            2004
-----------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
        Net earnings from continuing operations                    $  225            $113            $  430            $207
        Items not affecting cash:
           Depreciation and amortization                               64              66               132             124
           Future income and resource taxes                            53              49                85              79
           Gain on sale of investments and assets                     (16)              -               (36)             (4)
           Other                                                        6               3                 7               5
-----------------------------------------------------------------------------------------------------------------------------
                                                                      332             231               618             411
        Net change in non-cash working capital items                  (25)             30                (2)             10
-----------------------------------------------------------------------------------------------------------------------------
                                                                      307             261               616             421
FINANCING ACTIVITIES
        Repayment of long-term debt                                     -               -               (46)            (70)
        Class B Subordinate Voting Shares issued                        3               8                16             106
        Dividends paid                                                (81)            (19)              (81)            (19)
        Interest on exchangeable debentures                            (2)             (2)               (2)             (2)
-----------------------------------------------------------------------------------------------------------------------------
                                                                      (80)            (13)             (113)             15
INVESTING ACTIVITIES
        Property, plant and equipment                                 (73)            (50)             (135)            (81)
        Acquisition of additional interest in Highland Valley
        Copper                                                          -               -                 -             (80)
        Investments and other assets                                   (1)            (28)               (7)            (35)
        Contributions to pension plans                                  -             (34)                -             (34)
        Proceeds from sale of investments and assets                   23               7                55              20
-----------------------------------------------------------------------------------------------------------------------------
                                                                      (51)           (105)              (87)           (210)

EFFECT OF EXCHANGE RATE ON CASH                                         3               -                 3               -

-----------------------------------------------------------------------------------------------------------------------------
INCREASE IN CASH FROM CONTINUING OPERATIONS                           179             143               419             226

INCREASE (DECREASE) IN CASH FROM DISCONTINUED OPERATION                 -              (3)                -               4
-----------------------------------------------------------------------------------------------------------------------------
INCREASE IN CASH                                                      179             140               419             230

CASH AT BEGINNING OF PERIOD                                         1,147             186               907              96

-----------------------------------------------------------------------------------------------------------------------------
CASH AT END OF PERIOD                                              $1,326            $326            $1,326            $326
-----------------------------------------------------------------------------------------------------------------------------



16   Teck Cominco Limited 2005 Second Quarter Report

TECK COMINCO LIMITED
Consolidated Balance Sheets
(Unaudited)
-------------------------------------------------------------------------------
                                                    JUNE 30      DECEMBER 31
(IN MILLIONS OF DOLLARS)                               2005             2004
-------------------------------------------------------------------------------

ASSETS
CURRENT ASSETS
      Cash                                           $1,326            $ 907
      Accounts and settlements receivable               345              364
      Production inventories                            498              410
      Supplies and prepaid expenses                     130              130
-------------------------------------------------------------------------------
                                                      2,299            1,811

INVESTMENTS (Note 6)                                    456              469

PROPERTY, PLANT AND EQUIPMENT                         3,508            3,488

OTHER ASSETS (Note 7)                                   255              291

-------------------------------------------------------------------------------
                                                     $6,518           $6,059
-------------------------------------------------------------------------------


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
      Accounts payable and accrued liabilities        $ 440            $ 422
      Current portion of long-term debt                 224               38
-------------------------------------------------------------------------------
                                                        664              460

LONG-TERM DEBT                                          408              627
OTHER LIABILITIES (Note 8)                              613              608
FUTURE INCOME AND RESOURCE TAXES                        973              895
DEBENTURES EXCHANGEABLE FOR INCO SHARES                 248              248
SHAREHOLDERS' EQUITY (Note 9)                         3,612            3,221

-------------------------------------------------------------------------------
                                                     $6,518           $6,059
-------------------------------------------------------------------------------


17   Teck Cominco Limited 2005 Second Quarter Report

TECK COMINCO LIMITED
Consolidated Statements of Retained Earnings
(Unaudited)
------------------------------------------------------------------------------------------------------------------
                                                            THREE MONTHS ENDED               SIX MONTHS ENDED
                                                                 JUNE 30                         JUNE 30
(IN MILLIONS OF DOLLARS)                                     2005            2004            2005            2004
------------------------------------------------------------------------------------------------------------------
BALANCE AT BEGINNING OF PERIOD                             $1,253            $590          $1,049            $495
Net earnings                                                  225             116             430             212
Dividends                                                     (81)            (19)            (81)            (19)
Exchangeable debentures interest, net of tax                   (1)             (1)             (2)             (2)

------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF PERIOD                                   $1,396            $686          $1,396            $686
------------------------------------------------------------------------------------------------------------------



18   Teck Cominco Limited 2005 Second Quarter Report

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
--------------------------------------------------------------------------------

BASIS OF PRESENTATION

1. These interim consolidated financial statements have been prepared in accordance with Canadian GAAP using standards for interim financial statements and do not contain all of the information required for annual financial statements. Accordingly, they should be read in conjunction with the most recent annual financial statements of the company.

     Comparative figures have been restated to account for the Cajamarquilla zinc refinery, which was sold in December 2004, as a discontinued operation.


2.   CHANGE IN ACCOUNTING POLICY

     Effective January 1, 2005, the company has adopted the new Accounting Guideline 15 (AcG-15) "Consolidation of Variable Interest Entities". The new standard establishes when a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the variable interest entity's expected losses, or is entitled to receive a majority of the variable interest entity's residual returns, or both. Adoption of this guideline resulted in insignificant changes in certain balance sheet and income statement accounts and no change to earnings or retained earnings.

3.   SUPPLEMENTARY CASH FLOW INFORMATION

                                                                    THREE MONTHS ENDED              SIX MONTHS ENDED
                                                                         JUNE 30                        JUNE 30
     (IN MILLIONS OF DOLLARS)                                           2005       2004               2005        2004
     ---------------------------------------------------------------------------------------------------------------------
     Interest paid                                                      $  2       $  2               $ 24        $ 24
     Income and resource taxes paid                                     $ 37       $ 22               $ 92        $ 44


4.   OTHER INCOME (EXPENSE)

                                                                    THREE MONTHS ENDED              SIX MONTHS ENDED
                                                                         JUNE 30                        JUNE 30
     (IN MILLIONS OF DOLLARS)                                          2005        2004               2005        2004
     ---------------------------------------------------------------------------------------------------------------------
     Income from Fording Canadian Coal Trust                           $ 11        $  4               $ 18       $   5
     Gain on sale of investments and assets                              13           -                 33           7
     Interest and investment income                                      10           3                 18           4
     Insurance proceeds                                                   5           9                 21           9
     Non-hedge derivative losses                                         (4)          -                (15)          -
      Asset retirement obligation expense for closed properties          (2)          -                 (4)          -
     Minority interests                                                  (4)         (2)                (7)         (3)
     Foreign exchange gain (losses)                                      (4)          2                 (2)          3
     Miscellaneous income (expense)                                      (6)         (4)               (12)        (10)
     ---------------------------------------------------------------------------------------------------------------------
                                                                       $ 19        $ 12               $ 50        $ 15
     ---------------------------------------------------------------------------------------------------------------------




19   Teck Cominco Limited 2005 Second Quarter Report

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
---------------------------------------------------------------------------------------------------------------------------

5.   EMPLOYEE FUTURE BENEFITS EXPENSE
                                                                     THREE MONTHS ENDED              SIX MONTHS ENDED
                                                                           JUNE 30                       JUNE 30
     (IN MILLIONS OF DOLLARS)                                           2005        2004               2005        2004
     ----------------------------------------------------------------------------------------------------------------------
     Pension plans                                                      $ 10        $ 10               $ 20         $ 21
     Post-retirement benefit plans                                         4           4                  9            7

     ----------------------------------------------------------------------------------------------------------------------
     Employee future benefits expense                                   $ 14        $ 14               $ 29         $ 28


6.   INVESTMENTS
     (IN MILLIONS OF DOLLARS)                                                                    JUNE 30      December 31
                                                                                                    2005             2004
     ----------------------------------------------------------------------------------------------------------------------
     Inco Limited common shares                                                                    $246               $246
     Fording Canadian Coal Trust                                                                    139                138
     Marketable securities                                                                           71                 83
     Other                                                                                            -                  2
     ----------------------------------------------------------------------------------------------------------------------
                                                                                                   $456               $469
     ----------------------------------------------------------------------------------------------------------------------

     Investments in Fording Canadian Coal Trust and marketable securities with a carrying value of $210 million (December 31, 2004 - $221 million) had a quoted market value of $616 million (December 31, 2004 - $561 million).

7.   OTHER ASSETS
     (IN MILLIONS OF DOLLARS)                                                                    JUNE 30      December 31
                                                                                                    2005             2004
     ----------------------------------------------------------------------------------------------------------------------
     Future income tax assets                                                                     $  99               $137
     Pension assets                                                                                  80                 83
     Long-term receivables                                                                           43                 44
     Other                                                                                           33                 27

     ----------------------------------------------------------------------------------------------------------------------
                                                                                                   $255               $291
     ----------------------------------------------------------------------------------------------------------------------


8.   OTHER LIABILITIES
     (IN MILLIONS OF DOLLARS)                                                                    JUNE 30      December 31
                                                                                                    2005             2004
     ----------------------------------------------------------------------------------------------------------------------
     Asset retirement obligation and closure costs                                                $ 390               $383
     Accrued pension and post-retirement benefits                                                   180                182
     Minority interests                                                                               9                 10
     Other                                                                                           34                 33
     ----------------------------------------------------------------------------------------------------------------------
                                                                                                   $613               $608
     ----------------------------------------------------------------------------------------------------------------------


20   Teck Cominco Limited 2005 Second Quarter Report

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
--------------------------------------------------------------------------------

9.   SHAREHOLDERS' EQUITY

     (a) Components of shareholders' equity
        (IN MILLIONS OF DOLLARS)                      JUNE 30      December 31
                                                         2005             2004
        ------------------------------------------------------------------------
        Share capital                                 $2,142             $2,124
        Contributed surplus                               59                 58
        Retained earnings                              1,396              1,049
        Cumulative translation adjustment                (92)              (117)
        Exchangeable debentures (due 2024)               107                107
        ------------------------------------------------------------------------
                                                      $3,612             $3,221
        ------------------------------------------------------------------------

         The cumulative translation adjustment represents the net unrealized foreign exchange gain (loss) on the translation of the accounts of self-sustaining foreign subsidiaries and U.S. dollar denominated debt designated as hedges against these investments.

     (b) Stock-Based Compensation
         In March 2005, 367,200 share options were granted to employees. These options have an exercise price of $45.28, a term of six years and vest in equal amounts over three years. The weighted average fair value of Class B Subordinate Voting share options issued was estimated as $18 per share option at the grant date using the Black-Scholes option-pricing model. The option valuation was based on an average expected option life of 4.73 years, a risk-free interest rate of 3.75%, a dividend yield of 0.88% and an expected volatility of 36%.

         In March 2005, the company issued 191,400 Deferred and Restricted Share Units to employees, which vest on December 20, 2007. During the second quarter, 40,948 Deferred and Restricted Share Units were granted to directors, which vest immediately. In addition, 3,331 units were issued in June in respect of dividend entitlements on units which had previously been granted. Vested Deferred Share Units are payable when the director leaves the Board or the employee's employment is terminated. Vested Restricted Share Units are payable on December 20, 2007.

         The company recorded stock-based compensation expense of $2 million in the first quarter and $2 million in the second quarter in respect of all outstanding options and share units.


21   Teck Cominco Limited 2005 Second Quarter Report

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
---------------------------------------------------------------------------------------------------------------------------------

10. DERIVATIVES AND FINANCIAL INSTRUMENTS AT JUNE 30, 2005 (Note a)
                                                                                                                       Unrealized
                                                                                              2008 -                 Market Value
                                                            2005        2006       2007       2010         Total       Gain (Loss)
       ---------------------------------------------------------------------------------------------------------------------------
                                                                                                                   (CDN$ MILLIONS)
       CASH FLOW HEDGES

       GOLD (thousands of ozs)
          Forward sales contracts                              -           -         44          87          131
          Average price (US$/oz)                               -           -        350         350          350          $(16)

          Forward sales contracts                             29          34          8           -           71
          Average price (C$/oz)                              516         520        520           -          518            (2)

       US DOLLARS (millions)
          Forward sales contracts (Note b)                   158         159          -           -          317
          Average exchange rate                             1.45        1.44          -           -         1.44            69

       POWER (MW.h)
          Forward sales contracts                        159,800           -          -           -      159,800
          Average price (US$/MW.h)                            58           -          -           -           58             -

       DERIVATIVES NOT QUALIFIED FOR HEDGE
       ACCOUNTING (NOTE C)

       COPPER
          Forward collars (millions of                        40           -          -           -           40           (10)
          lbs)

          Average upper limit                               1.30           -          -           -         1.30
          Average lower limit                               1.15           -          -           -         1.15

     FAIR VALUE HEDGE
       INTEREST RATE SWAP
       Principal Amount          Rate Swapped          Rate Obtained              Maturity Date                 Unrealized Gain
       -------------------------------------------------------------------------------------------------------------------------
       US$100 million            7.00%                 LIBOR plus 2.14%           September 2012                              2

       Notes:
       (a) In addition to the above hedging commitments, the company has forward purchase commitments on 47 million pounds of zinc averaging US$0.49 per pound maturing in 2005 and 2006 and 1 million pounds of lead averaging US$0.39 per pound maturing in 2005 to match fixed price sales commitments to customers. A portion of these forward positions do not qualify for hedge accounting and the company has recognized mark-to-market and realized gains and losses in other income and expense.
       (b) Included in the U.S. dollar forward sales contracts of US$317 million is the company's share of forward sales contracts by the Elk Valley Coal Partnership of US$105 million.
       (c) The company is unable to apply hedge accounting to the copper forward sales contracts. Mark to market and realized gains and losses are included in other income and expense.


22   Teck Cominco Limited 2005 Second Quarter Report

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
--------------------------------------------------------------------------------

CONTINGENCIES

     (a) Lake Roosevelt
         On November 11, 2004, the District Court for Eastern Washington State denied a motion by Teck Cominco Metals Ltd. (TCML) to dismiss, for want of jurisdiction, a citizen's suit brought by two members of the Colville Confederated Tribes supported by the State of Washington. On February 14, 2005 the Federal Court of Appeals for the 9th Circuit granted TCML's petition for permission to appeal.

         The Colville suit was brought pursuant to Section 310(a)(i) of the U.S. Superfund Statute (CERCLA) to enforce a unilateral administrative order issued by the U.S. Environmental Protection Agency (EPA) purporting to require TCML to conduct a remedial investigation and feasibility study with respect to metal contamination in the sediments of the Upper Columbia River and Lake Roosevelt. The EPA issued the order shortly after breaking off negotiations with the company during which TCML offered to fund human health and ecological studies, at an estimated cost of US$13 million, to address the possible impact of historical discharges from the Trail Metallurgical Operations in British Columbia. Both the Canadian government and the company have the view that the EPA does not have jurisdiction to apply U.S. law in Canada. Teck Cominco has filed its brief with the 9th Circuit and the Government of Canada, the Mining Association of Canada and the Canadian Chamber of Commerce, the US Chamber of Commerce and the US National Mining Association have filed amicus briefs in support of Teck Cominco's position.

         The Government of Canada and the Government of the U.S. are continuing to pursue a bilateral agreement to facilitate the studies and appropriate remediation to address environmental concerns about the area. Such an agreement could provide a basis under which TCML's offer of funding for this work could be implemented.

         There can be no assurance that the offer to fund the studies will resolve the matter, or that TCML or its affiliates will not be faced with liability in relation to this matter. Until studies of the kind described above are completed, it is not possible to estimate the extent and cost, if any, of remediation that may be required.

(b)      Competition Investigation
         Teck Cominco Metals Ltd., as the marketing agent for Highland Valley Copper Partnership (HVC), has responded to an Order issued pursuant to the Competition Act to produce documents relevant to the marketing of custom copper concentrates. The company understands that this is part of an ongoing industry-wide investigation involving major copper concentrate producers commenced in Canada, the U.S. and Europe to determine whether there is evidence of a cartel agreement and related illegal practices concerning pricing, customer allocation and market sharing in the copper concentrate sector. The company has been advised by the United States Department of Justice that it intends to close its investigation. There can be no assurance that the investigation will not result in further regulatory action against the company or HVC in Canada or elsewhere or that the company or HVC will not face prosecution or liability under the Competition Act or otherwise in relation to the investigation. The company can also not predict the course of the ongoing investigation in Canada or Europe or when the investigation will be completed. The company is co-operating in the continuing investigation.



23   Teck Cominco Limited 2005 Second Quarter Report

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
--------------------------------------------------------------------------------

SEGMENTED INFORMATION

     The company has six reportable segments: zinc refineries, zinc, copper, gold and coal mines and corporate. Segments are based upon the principal product produced by each operation.

                                                               Three months ended June 30, 2005
                                          ------------------------------------------------------------------------------------
                                                Zinc      Zinc                                 Corporate      Inter-
        ($ IN MILLIONS)                    Refineries     Mines   Copper    Gold     Coal      and Other     Segment    Total
        ----------------------------------------------------------------------------------------------------------------------
        Revenues                                 265         53      387       31      301           5         (48)       994
        Operating profit                          42          9      234        2      131           -          (1)       417
        Capital expenditures                       4         10        5       17       35           2           -         73

                                                                Six months ended June 30, 2005
                                          ------------------------------------------------------------------------------------
                                                Zinc      Zinc                                 Corporate      Inter-
        ($ IN MILLIONS)                    Refineries     Mines    Copper   Gold     Coal      and Other     Segment    Total
        ----------------------------------------------------------------------------------------------------------------------
        Revenues                                 534        165      751       65      477          21         (91)     1,922
        Operating profit                          67         51      452        5      171           1          (1)       746
        Property, plant and equipment            994      1,032      783      275      406          18           -      3,508
        Total assets                           1,322      1,468    1,205      289      600       1,634           -      6,518
        Capital expenditures                      20         16        9       32       55           3           -        135

                                                               Three months ended June 30, 2004
                                          ------------------------------------------------------------------------------------
                                                Zinc      Zinc                                 Corporate      Inter-
        ($ IN MILLIONS)                    Refineries     Mines   Copper    Gold     Coal      and Other     Segment    Total
        ----------------------------------------------------------------------------------------------------------------------
        Revenues                                 260         69      253       37      177           4          (23)      777
        Operating profit                          47         10      113       10       39           2            -       221
        Capital expenditures                       5          6        6       18       14           1           -         50

                                                                Six months ended June 30, 2004
                                          ------------------------------------------------------------------------------------
                                                Zinc      Zinc                                 Corporate      Inter-
        ($ IN MILLIONS)                    Refineries     Mines   Copper    Gold     Coal      and Other     Segment    Total
        ----------------------------------------------------------------------------------------------------------------------
        Revenues                                 483        178      460       74      303           7          (53)    1,452
        Operating profit                          62         48      217       18       54           1            -       400
        Property, plant and equipment          1,225      1,131      837      205      374          16           -      3,788
        Total assets                           1,579      1,488    1,124      219      505         878           -      5,793
        Capital expenditures                       8         15       11       26       20           1           -         81


SUBSEQUENT EVENT

     Trail operations were shut down on July 19, 2005 due to a strike by its unionized employees. The company declared force majeure on all Trail metal and chemical products and deliveries will continue until inventories are depleted. The reduction in operating profit from the shutdown of operations is expected to be partially offset by increased power sales.



24   Teck Cominco Limited 2005 Second Quarter Report